[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

W. THOMAS CONNER
 DIRECT LINE: 202-383-0590
Internet: tconner@sablaw.com

January 8, 2003

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

       Re:       Kansas City Life Variable Annuity Separate Account
                    File No. 333-101316
                    Accession No. 0000940338-02-000021
                    Withdrawal of Registration Statement Pursuant to Rule 477

Commissioners:

        On behalf of the Kansas City Life Variable Annuity Separate Account (the “Separate Account”) of Kansas City Life Insurance Company (“Kansas City Life”), we hereby request that the above-referenced registration statement under the Securities Act of 1933 (Form N-4, File No. 333-101316) be withdrawn, pursuant to Rule 477 under that Act.

        On Nov. 20, 2002, the registration statement was inadvertently submitted and accepted via EDGAR as an N-4, the incorrect form type. On December 13, 2002, the registration statement was re-submitted and accepted via EDGAR as an N-4/A, the correct form type. The registration statement never became effective and no securities were sold in connection with the registration statement.

        It should be noted that the Separate Account is a registered unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) (File No. 811-08994). The Separate Account is the funding vehicle for different classes of variable annuity contracts issued by Kansas City Life, registered separately under the Securities Act of 1933. Therefore, the Separate Account will maintain its registered status under the 1940 Act.

         If there are any questions or comments concerning this request, please contact the undersigned at (202) 383-0590. Thank you.

Sincerely,

/s/ W. Thomas Conner
W. Thomas Conner

cc:   Michael Barker
        Stephen E. Roth
        Thomas J. Reyes